SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Atreca, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

04965G109
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No.  04965G109

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,532,760
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,532,760
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,532,760
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Based on 22,026,588 shares of Class A common stock (“Class A Common”) of Atreca, Inc. (the “Issuer”) outstanding as of November 12, 2019 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2019.

Page 2 of 10 Pages

CUSIP No.  04965G109

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,532,760
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,532,760
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,532,760
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0% (1)
12	TYPE OF REPORTING PERSON (See Instructions) HC,OO

(1)	Based on 22,026,588 Class A Common outstanding as of November 12, 2019 as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019.

Page 3 of 10 Pages

CUSIP No.  04965G109

1	NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,532,760
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,532,760
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,532,760
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 22,026,588 Class A Common outstanding as of November 12, 2019 as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019.

Page 4 of 10 Pages

CUSIP No.  04965G109

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,532,760
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,532,760
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,532,760
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 22,026,588 Class A Common outstanding as of November 12, 2019 as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019.

Page 5 of 10 Pages

Schedule 13G

Item 1(a)	Name of Issuer:

Atreca, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

500 Saginaw Drive

Redwood City, CA 94063

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by the Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

Item 2(c)	Citizenship:

The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 2(d)	Title of Class of Securities

Class A common stock, par value $0.0001 per share (“Class A Common”)

Item 2(e)	CUSIP Number

04965G109

Page 6 of 10 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein reference. Set forth below is the aggregate number of Class A Common as well as Class A Common that may be acquired upon the conversion of the Class B common stock of the Issuer (“Class B Common”), directly held by each of Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), subject to the limitation on conversion described below. The Class B Common are convertible into Class A Common on a 1 for 1 basis and have no voting rights. The information set forth below is based on 22,026,588 Class A Common outstanding as of November 12, 2019 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Page 7 of 10 Pages

Name	Number of Class A common stock we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	309,730	1.4%
Baker Brothers Life Sciences, L.P.	3,223,030	14.6%
Total	3,532,760	16.0%

The Class B Common are only convertible to the extent that the holders thereof together with their affiliates would beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, no more than 4.99% of the outstanding Class A Common after conversion (“Beneficial Ownership Limitation”). As a result of this restriction, the number of shares that may be issued upon conversion of the Class B Common by the above holders may change depending upon changes in the outstanding shares. By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds. and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 4 is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Item 4 is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

N/A

Page 8 of 10 Pages

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 10 of 10 Pages